

Mail Stop 3720

March 12, 2009

David Walters
Chairman
Remote Dynamics, Inc.
200 Chisholm Place, Suite 120
Plano, Texas 75075

> **Re:** **Remote Dynamics, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 5, 2009**
> **File No. 0-26140**

Dear Mr. Walters:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Revise your disclosure to clarify how many shares of newly authorized common stock management intends to issue in connection with the payments of amount due under or the conversion of your outstanding convertible securities and the exercise of your outstanding warrants.

2. Please revise your disclosure to address the possible consequences of issuing the newly-authorized shares, including dilution to existing shareholders, the impact on the stock price, and any anti-takeover effects.

3. We note your statement that as of the record date you were obligated to reserve a total of 215,357,855,984 shares of common stock for issuance in respect of certain securities. However, we note that the amendment to your Amended and Restated Certificate of Incorporation contemplated by this information statement only increases the authorized shares of common stock of the company to 15,000,000,000 shares. Please explain how management determined the number authorized shares to be approved in connection with this information statement. Disclose whether management anticipates further increasing the company's authorized common stock in order to fulfill the obligations under your outstanding securities.

*   *   *   *   *

As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief